Sharon Lawrance · 3rd

Client Operations Manager, Atreyu Group, LLC

Chappaqua, New York, United States · 500+ connections ·

Contact info

Atreyu Group, LLC

 **Pace University**

Experience

Client Operations Manager

Atreyu Group, LLC

Sep 2016 – Present · 4 yrs 6 mos

Greater New York City Area

A technology focused Broker Dealer providing access to US equities and options markets with advanced risk and compliance controls. Offering proprietary and FIX protocol access to institutional and quantitative based managers. Integrated into prime service, back office systems and OATS reporting.
• Manage client on-boarding from AML background checks, account opening and funding, client trading session set up, testing and migration to production
• Perform active trading surveillance with proprietary tools and post trade surveillance with TradeDynamics software   ...see more

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 ### Consultant - Client Integration Manager

BIDS Trading

Jun 2009 – Dec 2010 · 1 yr 7 mos

Managed the institutional client on-boarding process, collected and prioritized client enhancements, coordinated with EOMS vendors on client solutions and certification, and produced user metrics for management.



Managing Director
Citigroup
1997 – 2008 · 11 yrs

Head of U.S. Execution Services - Equities
Directed all activities on execution services desk including electronic sales trading, DMA, order routing profiles, customer services, compliance, interaction with execution venues and internal communication. Customized and project managed global order routing sol ...see more

Managing Director
Salomon Smith Barney
1997 – 2003 · 6 yrs

Vice President
Salomon Brothers
1987 – 1997 · 10 yrs

Client Connectivity Manager - Equities
Managed all aspects of firm's electronic trading services including marketing their DOT, FIX and other third party solutions to clients. Led electronic trading desk, customer service, implementation and vendor certification.

Education



Pace University
Bachelor's Degree, Finance & Accounting
1984 – 1986

Self financed college through employment as a claims representative at Blue Cross Blue Shield, retail salesperson at The Weathervane and summer lifeguarding.

Skills & endorsements

Electronic Trading · 44

Endorsed by **Philip Green and 4 others who are highly skilled at this**

 Endorsed by **2 of Sharon's colleagues at BIDS Trading**

Series 7 · 24

Endorsed by **Michael Muhlbach, who is highly skilled at this**

Trading Systems · 24

Endorsed by **Dan Yu, who is highly skilled at this**  Endorsed by **13 of Sharon's colleagues at Citi**

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